UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K


(Mark one)

|X|  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the fiscal year ended December 31, 2004

                                       OR

|X| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

Commission File Number: 001-12669

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              SOUTH CAROLINA BANK AND TRUST EMPLOYEES' SAVINGS PLAN
              -----------------------------------------------------
                        950 John C. Calhoun Drive, S. E.
                        Orangeburg, South Carolina 29115

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           SCBT FINANCIAL CORPORATION
                               520 Gervais Street
                         Columbia, South Carolina 29201

(a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:

     Statements of Net Assets Available for Benefits, December 31, 2004 and 2003 Statement of Changes in Net Assets Available for Benefits, Year Ended
      December 31, 2004
     Notes to Financial Statements

Supplemental Schedule:

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2004

(b) The following Exhibits are filed as part of this Annual Report on Form 11-K:

Consent of Independent Registered Public Accounting Firm

                          SOUTH CAROLINA BANK AND TRUST
                             EMPLOYEES' SAVINGS PLAN


                              FINANCIAL STATEMENTS
                         WITH SUPPLEMENTARY INFORMATION
                        AS OF DECEMBER 31, 2004 AND 2003
                    AND FOR THE YEAR ENDED DECEMBER 31, 2004
                                       AND
             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


To the Trustees of the
South Carolina Bank and Trust Employees' Savings Plan


We have audited the accompanying statements of net assets available for benefits of the South Carolina Bank and Trust Employees' Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


J. W. Hunt and Company, LLP
Columbia, South Carolina
June 20, 2005


                                                    SOUTH CAROLINA BANK AND TRUST
                                                       EMPLOYEES' SAVINGS PLAN
                                                       -----------------------

                                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 2004
                                -----------------------------------------------------------------

                                                                                                    SCBT
                             GUARANTEED   INDEXED     ASSET     S&P 500    ALL CAP               FINANCIAL
                              INTEREST     BOND      MANAGER     INDEX     GROWTH   EUROPACIFIC CORPORATION
                              ACCOUNT      FUND       FUND       FUND       FUND       FUND        STOCK         TOTAL
                            ------------------------------------------------------------------------------------------------
ASSETS:
Investments, at fair value:
Mutual funds                $         -  $ 398,929 $ 2,107,167 $ 3,181,231 $ 1,762,987  $  73,301    $         - $  7,523,615
SCBT Financial Corporation
 stock                                -          -           -           -           -          -      2,493,009    2,493,009
Certificate of deposit        2,521,737          -           -           -           -          -              -    2,521,737
Money market funds                    -          -           -           -           -          -          2,361        2,361

Investments, at contract
 value:
New York Life Insurance
 Company,
Investment contract             537,622          -           -           -           -          -              -      537,622
                            -------------------------------------------------------------------------------------------------
Total investments             3,059,359    398,929   2,107,167   3,181,231   1,762,987     73,301      2,495,370   13,078,344
                            -------------------------------------------------------------------------------------------------

Receivables:
Employer's contribution          60,568     24,289      57,198     104,394      73,787     10,110         67,443      397,789
Interest                         11,032          -           -           -           -          -              -       11,032
                            -------------------------------------------------------------------------------------------------
Total receivables                71,600     24,289      57,198     104,394      73,787     10,110         67,443      408,821
                            -------------------------------------------------------------------------------------------------

Total assets                  3,130,959    423,218   2,164,365   3,285,625   1,836,774     83,411      2,562,813   13,487,165


LIABILITIES                           -          -           -           -           -          -              -            -
                            -------------------------------------------------------------------------------------------------

Net assets available for
 benefits                   $ 3,130,959  $ 423,218 $ 2,164,365 $ 3,285,625 $ 1,836,774  $   83,411   $ 2,562,813 $ 13,487,165
                            =================================================================================================



                           THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS
                           -------------------------------------------------------------------------

                                                     SOUTH CAROLINA BANK AND TRUST
                                                        EMPLOYEES' SAVINGS PLAN
                                                        -----------------------


                                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 2003
                                               -----------------------------------------------------------------
                                                                                              INTER-       SCBT
                                   GUARANTEED  INDEXED     ASSET      S&P 500     ALL CAP    NATIONAL    FINANCIAL
                                    INTEREST     BOND     MANAGER      INDEX       GROWTH     EQUITY    CORPORATION
                                     ACCOUNT     FUND       FUND        FUND        FUND       FUND        STOCK       TOTAL
                                   ---------------------------------------------------------------------------------------------
ASSETS:
Investments, at fair value:
Mutual funds                       $        - $ 274,325 $ 2,013,731 $ 2,651,385 $ 1,348,379 $  230,386  $         - $ 6,518,206
SCBT Financial Corporation stock            -         -           -           -           -          -    2,248,709   2,248,709
Certificate of deposit                946,725         -           -           -           -          -            -     946,725
Money market funds                          -         -           -           -           -          -       11,890      11,890

Investments, at contract value:
New York Life Insurance Company,
Investment contract                 2,026,192         -           -           -           -          -            -   2,026,192
                                   ---------------------------------------------------------------------------------------------
Total investments                   2,972,917   274,325   2,013,731   2,651,385   1,348,379    230,386    2,260,599  11,751,722
                                   ---------------------------------------------------------------------------------------------

Receivables:
Employer's contribution                44,718    19,015      40,818      72,207      63,099     10,466       49,665     299,988
Interest                                7,717         -           -           -           -          -            -       7,717
                                   ---------------------------------------------------------------------------------------------
Total receivables                      52,435    19,015      40,818      72,207      63,099     10,466       49,665     307,705
                                   ---------------------------------------------------------------------------------------------

Total assets                        3,025,352   293,340   2,054,549   2,723,592   1,411,478    240,852    2,310,264  12,059,427


LIABILITIES                                 -         -           -           -           -          -            -           -
                                   ---------------------------------------------------------------------------------------------

Net assets available for benefits  $3,025,352 $ 293,340 $ 2,054,549 $ 2,723,592 $ 1,411,478 $  240,852  $ 2,310,264 $ 12,059,427
                                   =============================================================================================


                           THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS
                           -------------------------------------------------------------------------

                                                          SOUTH CAROLINA BANK AND TRUST
                                                             EMPLOYEES' SAVINGS PLAN
                                                             -----------------------


                                           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                          YEAR ENDED DECEMBER 31, 2004
                                --------------------------------------------------------------------------------

                                                                                          INTER-              SCBT
                                   GUARANTEED  INDEXED     ASSET     S&P 500    ALL CAP  NATIONAL    EURO-  FINANCIAL
                                    INTEREST     BOND     MANAGER     INDEX     GROWTH    EQUITY   PACIFIC CORPORATION
                                    ACCOUNT      FUND      FUND       FUND       FUND      FUND     FUND      STOCK      TOTAL
                                  ------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
 Investment income:
   Interest                        $   99,937  $      - $        - $        - $        -  $     -  $     - $      137 $   100,074
   Dividends                                -    13,026     30,401     46,396          -      867    1,354     50,335     142,379
   Net appreciation (depreciation)
    in fair value of investments            -      (431)   138,679    251,396    111,560    2,205    6,958    242,426     752,793
                                  ------------------------------------------------------------------------------------------------
       Total investment income         99,937    12,595    169,080    297,792    111,560    3,072    8,312    292,898     995,246
                                  ------------------------------------------------------------------------------------------------

 Contributions:
   Employer's                          60,568    24,289     57,198    104,394     73,787        -   10,110     67,443     397,789
   Participants'                      207,032    85,048    168,876    318,368    250,791        -   21,546    201,959   1,253,620
                                  ------------------------------------------------------------------------------------------------
       Total contributions            267,600   109,337    226,074    422,762    324,578        -   31,656    269,402   1,651,409
                                  ------------------------------------------------------------------------------------------------
       Total additions                367,537   121,932    395,154    720,554    436,138    3,072   39,968    562,300   2,646,655
                                  ------------------------------------------------------------------------------------------------

Deductions from net assets attributed to:
 Benefits paid to participants        364,795    35,574    341,108    148,730     69,258        -        -    244,027   1,203,492
 Administrative expenses                8,653         -          -          -          -        -        -      6,772      15,425
                                  ------------------------------------------------------------------------------------------------
       Total deductions               373,448    35,574    341,108    148,730     69,258        -        -    250,799   1,218,917
                                  ------------------------------------------------------------------------------------------------

Net increase (decrease) prior to
 interfund transfers                   (5,911)   86,358     54,046    571,824    366,880    3,072   39,968    311,501   1,427,738
Interfund transfers                   111,518    43,520     55,770     (9,791)    58,416 (243,924)  43,443    (58,952)          -
                                  ------------------------------------------------------------------------------------------------

       Net increase (decrease)        105,607   129,878    109,816    562,033    425,296 (240,852)  83,411    252,549   1,427,738

Net assets available for benefits:
 Beginning of year                  3,025,352   293,340  2,054,549  2,723,592  1,411,478  240,852        -  2,310,264  12,059,427
                                  ------------------------------------------------------------------------------------------------

 End of year                       $3,130,959  $423,218 $2,164,365 $3,285,625 $1,836,774  $     -  $83,411 $2,562,813 $13,487,165
                                  ================================================================================================


                                      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS
                                      -------------------------------------------------------------------------


                          SOUTH CAROLINA BANK AND TRUST
                             EMPLOYEES' SAVINGS PLAN
                             -----------------------


                          NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE A - DESCRIPTION OF PLAN:

The following description of the South Carolina Bank and Trust (a wholly-owned subsidiary of SCBT Financial Corporation) Employees' Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General:

     The Plan is a contributory defined contribution plan covering all employees of South Carolina Bank and Trust, N.A. (the "Company") and all affiliates of the Company who work 20 or more hours per week, have six months of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions:

     Each year, participants may contribute up to 50 percent of pretax annual base compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified retirement plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company contributes 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan up to a maximum matching contribution of 3 percent of base compensation. Employer contributions may be made from current or accumulated net profits. Contributions are subject to certain limitations.

     Participant accounts:

     Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocations of Plan earnings. Allocations are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting:

     Participants' accounts are fully vested.

     Payment of benefits:

     On termination of service due to death, disability, retirement, or other reasons, a participant may receive a lump-sum amount equal to the value of his or her account.

     Investment options:

     Upon   enrollment   in  the  Plan,  a  participant   may  direct   employee
     contributions in any of the following investment options:

          Guaranteed  Interest  Account  -  Funds  are  invested  in  guaranteed
               investment   contracts  (GIC)  with  an  insurance   company  and
               certificate of deposit with the Company.

          Indexed Bond Fund - Funds are invested primarily in fixed income securities of the Citigroup Broad Investment Grade Bond Index.

          Asset  Manager  Fund - Funds are  invested  primarily  in domestic and foreign common stocks, U.S. Treasuries and agencies, investment-grade corporate bonds, mortgage pass-through securities, asset-backed securities and money market instruments.

          S&P 500 Index Fund - Funds are invested in common stocks replicating the Standard and Poor's 500 Composite Index.

          All Cap Growth Fund - Funds are invested primarily in stocks issued by companies with investment characteristics such as: participation in expanding markets, increasing return on investment, increasing unit sales volume, and higher growth in revenue and earnings per share relative to the average of common stocks comprising indices such as the Standard and Poor's 500 Composite Index.

          EuroPacific Growth Fund - The fund normally invests at least 80% of assets in equity securities of issuers domiciled in Europe and the Pacific Basin. It may also hold cash or money market instruments. Fund seeks long-term growth of capital.

          International  Equity Fund - Funds are invested  primarily in non-U.S.
               common stocks with an emphasis on large, well-established companies. A value approach is used for country selection, with a broad diversification of holdings within each country. Stocks of both established economies and emerging market countries may be included. The International Equity Fund was liquidated effective January 26, 2004.

          SCBT Financial Corporation Stock Fund - The SCBT Financial Corporation
               Stock Fund invests only in SCBT Financial Corporation common shares and money market equivalents.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Basis of Accounting:

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

     Investment Valuation:

The Plan's investments are stated at fair value except for its benefit-responsive investment contract, which is valued at contract value (Note
D). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

The Plan provides for various investment options in any combination of stocks or mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will change in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment income includes unrealized appreciation and depreciation of investments.

     Payment of Benefits:

Benefits are recorded when paid.

     Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and the disclosure or contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

NOTE C - INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets:



                                                                     December 31,
                                                            ----------------------------
                                                                  2004          2003
                                                            ----------------------------
MainStay Asset Manager Fund, 160,730 and 164,790
   shares, respectively                                      $  2,107,167  $  2,013,731
MainStay S&P 500 Index Fund, 113,941 and 103,489 shares,
   respectively                                                 3,181,231     2,651,385
MainStay All Cap Growth Fund, 84,556 and 69,077
   shares, respectively                                         1,762,988     1,348,379
SCBT Financial Corporation common stock, 74,263 and
   74,932 shares, respectively                                  2,493,009     2,248,709
Investment Contract with New York Life Insurance
   Company, #11433                                                537,622     2,026,192
Certificates of deposit, South Carolina Bank and Trust, N.A.    2,521,737       946,725


During 2004, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:


                                                       2004
                                                       ----

Mutual funds                                       $    510,367
SCBT Financial Corporation - Common Stock               242,426
                                                  --------------

             Net appreciation                           752,793
                                                  ==============

The number of employees participating in each of the Plan's investment options at December 31, 2004 and 2003, is as follows:


                                                     2004          2003
                                                     ----          ----

Fixed Income Fund                                     164           172
Indexed Bond Fund                                     120           107
Asset Manager Fund                                    215           217
S&P 500 Index Fund                                    267           249
All Cap Growth Fund                                   203           192
International Equity Fund                               -            65
EuroPacific Growth Fund                                48             -
SCBT Financial Corporation Stock Fund                 212           223


NOTE D - INVESTMENT CONTRACT WITH INSURANCE COMPANY:

The Plan has a benefit-responsive investment contract with New York Life Insurance Company (New York Life). New York Life, as the Plan's custodian, maintains the assets in a pooled account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by New York Life. The contract is included in the financial statements at contract value as reported to the Plan by New York Life. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from
4.73 percent to 7.20 percent for 2004 and 2003. The crediting interest rates are based on a formula agreed upon with the issuer and are reviewed on an annual basis for resetting.

NOTE E - RELATED PARTY TRANSACTIONS:

Certain Plan investments are shares of SCBT Financial Corporation common stock held by the Plan sponsor's Trust Department. Fees of $6,772 were paid by the Plan to the Trust Department for the year ended December 31, 2004. Dividends received from SCBT Financial Corporation were $50,335 for the year ended December 31, 2004.

The Plan has also invested in a three-year certificate of deposit and a twelve-month certificate of deposit with South Carolina Bank and Trust, N.A. maturing April 1, 2006 and March 31, 2005, respectively. The Plan earned $36,345 of interest on the three-year certificate of deposit and $13,180 on the twelve-month certificate for the year ended December 31, 2004. As of December 31, 2004, the three-year certificate of deposit was earning interest at a rate of 3.31 percent. As of December 31, 2004, the twelve-month certificate of deposit was earning interest at a rate of 1.50 percent.

NOTE F - PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE G - TAX STATUS:

The Internal Revenue Service has determined and informed the Company by a letter dated February 23, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

NOTE H - PLAN OPERATING COSTS:

The Company pays certain operating costs of the Plan such as legal, audit, and administrative fees.

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2004 and 2003:


                                                                          2004             2003
                                                                  ----------------------------------
 Net assets available for benefits per financial statements          $  13,487,165    $  12,059,427
 Less, benefits payable                                                     12,247            1,377
                                                                  ----------------------------------
 Net assets available for benefits per Form 5500                        13,474,918       12,058,050
                                                                  ==================================



Benefits payable are recorded as a liability in the Plan's Form 5500. However, this amount is not recorded as a liability in the accompanying statement of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2004:

 Benefits paid to participants per financial statements          $ 1,203,492
 Less, accrual for prior year                                         (1,377)
 Add, accrual for current year                                        12,247
                                                                 ------------

 Benefits paid to participants per Form 5500                       1,214,362
                                                                 ============

                            SUPPLEMENTARY INFORMATION

                          SOUTH CAROLINA BANK AND TRUST
                             EMPLOYEES' SAVINGS PLAN
                             -----------------------

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               DECEMBER 31, 2004
--------------------------------------------------------------------------------


IDENTITY OF                                    DESCRIPTION OF INVESTMENT
ISSUE, BORROWER,                               INCLUDING MATURITY DATE, RATE OF
LESSOR, OR SIMILAR                             INTEREST, COLLATERAL, PAR OR                     CURRENT
PARTY                                          MATURITY VALUE                                    VALUE
-----------------------------------------------------------------------------------------------------------

New York Life Insurance Company                Guaranteed Investment Contract #11433              $537,622

New York Life Investment Management LLC        MainStay Indexed Bond Fund, 36,365 shares           398,929

New York Life Investment Management LLC        MainStay Asset Manager Fund, 160,730 shares       2,107,167

New York Life Investment Management LLC        MainStay S&P 500 Index Fund, 113,941 shares       3,181,231

New York Life Investment Management LLC        MainStay All Cap Growth Fund, 84,556 shares       1,762,988

American Funds                                 EuroPacific Growth Fund, 2,058 shares                73,301

*  SCBT Financial Corporation                  74,263 common shares                              2,493,009

Federated Prime Obligation Principal Fund      Money Market Fund                                     2,361

*  South Carolina Bank and Trust, N.A.         Certificate of Deposit, interest rate of 3.31
                                                percent, matures April 1, 2006                   1,175,012

*  South Carolina Bank and Trust, N.A.         Certificate of Deposit, interest rate of 1.50
                                                percent, matures March 31, 2005                  1,346,725


Note: Cost information is not required for participant-directed investments.

* Indicates a party in interest

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

              South Carolina Bank and Trust Employees' Savings Plan


Date: June 29, 2005                            /s/ Richard C. Mathis
                                               ---------------------
                                               Richard C. Mathis
                                               Trustee

                                  Exhibit Index
                                  -------------


Exhibit No.      Description                                                      Location

23               Consent of Independent Registered Public Accounting Firm         Filed herewith
